SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2003

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated January 30, 2003.

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044 and 333-74932.

PRESS RELEASE	FOR IMMEDIATE PUBLICATION

CGI pays for additional Cognicase shares taken up

Montreal, Québec, January 30, 2003 – CGI Group Inc. (CGI) (TSX: GIB.A; NYSE: GIB) announces that it has established the proration of payment in cash and shares of the additional common shares of Cognicase Inc. (Cognicase) validly deposited at or prior to midnight on January 24, 2003, being the expiry time of the offer made by CGI on December 6, 2002, as amended, (the “Offer”) to acquire all of the outstanding common shares of Cognicase. CGI’s total purchase price payable pursuant to the Offer is subject to a maximum payable consideration of 56% cash and 44% CGI shares.

The proration, established specific to the take-up and acceptance for payment of 4,898,473 additional common shares of Cognicase validly deposited by shareholders of Cognicase at or prior to midnight on January 24, 2003, is as follows:

•	Cognicase shareholders who elected payment for their Cognicase shares in cash will receive 100% of these shares in cash, representing $4.50 cash per Cognicase share; and

•	Cognicase shareholders who elected payment for their Cognicase shares in CGI shares will receive approximately 64.44% of the proration in CGI shares, representing approximately 0.4067 Class A Subordinate Shares of CGI for each Cognicase share, and the balance of approximately 35.56% in cash, representing approximately $1.60 cash for each Cognicase share.

Cheques and CGI share certificates will be mailed or otherwise made available today.

About CGI
Founded in 1976, CGI is the fourth largest independent information technology services firm in North America, based on its headcount. CGI and its affiliated companies employ more than 21,000 professionals. CGI’s annualized revenue run-rate is CDN$3 billion (US$2 billion) and at December 31, 2002, CGI’s order backlog was CDN$10.7 billion (US$7.1 billion). CGI provides end-to-end IT and business process services to more than 3,500 clients worldwide from offices in Canada, United States and Europe. CGI’s shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the TSX 100 Composite Index as well as the S&P/TSX Canadian Information Technology and Canadian MidCap Indices. Website: www.cgi.com

For more information

CGI:
Investor relations
Julie Creed
Vice-president, investor relations
(312) 201-4803

Ronald White
Director, investor relations
(514) 841-3230

Media Relations
Eileen Murphy
Director, media relations
(514) 841-3430

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)
Date: January 30, 2003	By /s/ Paule Doré Name: Paule Doré Title: Executive Vice-President and Chief Corporate Officer and Secretary